Exhibit 99.1

Notice to convene Extraordinary General Meeting

Notice is hereby given that an extraordinary general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

18 November 2021 at 2:00 pm CET

The extraordinary general meeting will be held at:

Mazanti-Andersen Korsø Jensen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the extraordinary general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Election of new Board Member

3.	Authorisation of the chairman of the meeting

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan Jensen is elected as chairman of the general meeting.

Re 2

Birgitte Volck has resigned from the Board of Directors with effect as of 12 July 2021 as she started serving as the Company’s Senior Vice President & Head of Clinical Development & Medical Affairs, Endocrinology Rare Diseases as of 12 July 2021.

The Board of Directors proposes that Rafaèle Tordjman is elected as member of the Board of Directors replacing Birgitte Volck in Class II, i.e. for a term expiring at the annual general meeting to be held in 2022, so that, if so decided by the shareholders, the board of directors will consists of the following:

Class I, with a term expiring at the annual general meeting to be held in 2023:

James I. Healy

Jan Møller Mikkelsen

Lisa Morrison

Class II, with a term expiring at the annual general meeting to be held in 2022:

Albert Cha

Lars Holtug

Rafaèle Tordjman

Rafaèle Tordjman has accepted to stand for election in accordance with the above. Information about the current board members and Rafaèle Tordjman is available on the Company’s website www.ascendispharma.com.

Re 3

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolution passed and in this connection to make any such amendments and supplements to the application and the resolution, including the Company’s articles of association and these minutes of the general meeting, that may be required as a condition for registration.

—oo0oo—

The proposals are adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 56,877,723 consisting of 56,877,723 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of 21 October 2021.

•	Notice to convene the extraordinary general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including a description of the proposed new member of the Board of Directors.

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of owners who have requested such notification.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is 11 November 2021. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than 12 November 2021 at 23:59 p.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than 17 November 2021 at 12.00 a.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 17 November 2021 at 12.00 a.m. (CET).

Voting by mail: Shareholders may—instead of voting in person at the ordinary general meeting—choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote must be received by Computershare A/S no later than 17 November 2021 at 12.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days.

Hellerup, 21 October 2021

On behalf of the Board of Directors

Albert Cha

Chairman